Exhibit 99.2

Nisun International Enterprise Development Group Co., Ltd Announces Official Name Change

to “AIOS Tech Inc.” and New Ticker Symbol “AIOS” Effective February 12, 2026

Shanghai, China, February 10, 2026 – Nisun International Enterprise Development Group Co., Ltd (the “Company”) (NASDAQ: NISN), today announced that at the opening of trading on February 12, 2026, the Class A common shares of the Company will begin trading on the Nasdaq Capital Market under the new name “AIOS Tech Inc.” and new ticker symbol “AIOS.”

In connection with the name change and ticker symbol change, no action is required from the Company’s current shareholders, and the Company’s CUSIP number will remain the same.

Historical trading data of the Company’s Class A common shares prior to February 12, 2026 may not yet be available on certain third-party websites and apps when searching for “AIOS Tech Inc.” and/or “AIOS,” in which case such data may temporarily be found under “Nisun International Enterprise Development Group Co., Ltd” and/or “NISN.”

About Nisun International Enterprise Development Group Co., Ltd

Following its recently approved strategic transformation plan, Nisun International Enterprise Development Group Co., Ltd is repositioning itself as a leading provider of artificial intelligence and technology-driven professional services. The Company is focused on delivering innovative information technology solutions, advanced data services, and artificial intelligence-powered offerings to a diverse commercial client base. Its core businesses include digital transformation services, tailored IT solutions for the financial sector, enterprise data solutions, and the development of AI platforms and infrastructure to drive efficiency and growth for clients across multiple industries.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to the implementation of the strategic transformation; the Company’s ability to successfully execute its exit from legacy business lines in a timely and cost-effective manner; the Company’s ability to develop its new business lines and achieve market acceptance for its new services; the impact of the transition on its financial performance, including potential for decreased revenue and sustained losses; the costs associated with developing new technologies and services; competition in the IT services and data solutions markets; the Company’s ability to attract and retain qualified personnel; and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

For investor and media inquiries, please contact:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Email: ir@nisngroup.com